Exhibit 10.1

SECOND AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

This Second Amended and Restated Employment Agreement (the “Agreement”) is made as of this 15th day of May, 2007 by and between Edward M. Krell (the “Employee”), and Mothers Work, Inc. (the “Company”).

WHEREAS, the Company and Employee are parties to an Amended and Restated Employment Agreement, dated April 26, 2005 pursuant to which Employee serves as the Executive Vice President—Chief Financial Officer of the Company (the “Existing Employment Agreement”); and

WHEREAS, on the terms and conditions set forth herein, the Company and Employee desire to amend and restate the Existing Employment Agreement in its entirety.

THEREFORE, in consideration of the mutual premises and promises contained in the Agreement, the parties agree as follows:

1.             EMPLOYMENT, TERM AND DUTIES.  The Company will continue to employ Employee and Employee hereby accepts continued employment with the Company, as Chief Operating Officer & Chief Financial Officer (the “Position”) on the terms herein described for the period beginning on the date hereof and continuing until terminated by either party.  During his employment by the Company, except for reasonable vacations consistent with paragraph 6(C), absences due to temporary illness or as otherwise provided below in paragraph 5, Employee shall use his best efforts to serve the Company faithfully and shall devote his full time, attention, skill and efforts to the performance of the duties required by or appropriate for his Position.  Employee agrees to assume such duties and responsibilities as may be customarily incident to the Position and as may be reasonably assigned to him from time to time by the Company’s Board of Directors (the “Board”), Chief Executive Officer or President, consistent with the Company’s Bylaws and with the level of responsibility appropriate to the Position.

2.            TERMINATION.

A.            Except as otherwise provided for herein, the Employee’s employment is at will and may be terminated at any time for any reason by the Employee or by the Company.  Except in the event of termination of Employee by Company for Cause (as defined below) or pursuant to paragraph 2(D) below, either party shall provide the other with two weeks’ advance notice (or for Employee, such longer period as provided for in the Team Member Handbook) prior to termination of employment.  Company may elect to pay Employee two weeks’ pay in lieu of such notice period.

B.             If Employee’s employment is terminated by the Company without Cause or by Employee with Good Reason (as defined below):

(1)           the Company will make a lump sum payment to Employee (less applicable deductions and withholdings), within fifteen (15) days after the effective date of the event giving rise to such payment, of a gross amount equal to (i) three times the sum of (a) Employee’s then current Base Salary, plus (b) Employee’s target Annual Bonus amount (as described below in paragraph 6(B)), plus (ii) any Annual Bonus earned but not previously paid with respect to a year ended prior to the date of termination;

(2)           the Company will pay Employee a pro-rata Annual Bonus for the year of termination, determined and paid in the same manner and at the same time as his Annual Bonus would otherwise have been determined and paid for the applicable year, but for the termination.  Such Annual Bonus will be pro-rated based on the number of full and partial months of the year transpired prior to the date of termination;

(3)           notwithstanding the terms of any present or future award agreements, all outstanding options, restricted stock awards and restricted stock units then held by Employee will become fully vested;

(4)           the Company will continue to provide Employee the automobile and automobile insurance described below in paragraph 6(D)(1) for a period of one year following the date of such termination and the supplemental long term disability insurance premiums described below in paragraph 6(D)(2) for a period of three years following the date of such termination and transfer to Employee, but not pay further premiums on, any key man term life insurance policy then held on his life;

(5)           Employee will receive, in lieu of continuation coverage under COBRA, continued coverage (for himself and, to the extent covered immediately prior to the date of his termination, his spouse and eligible dependents) under the Company’s group health plan, as in effect from time to time (or, at the election of the Company, under a mutually agreed upon and reasonably comparable insured individual arrangement), until the earlier of (i) the end of the three year period following such termination, or (ii) Employee’s (or, as applicable, his spouse’s or eligible dependents’) eligibility for Medicare or coverage under another employer’s group health plan (or, in the case of his eligible dependants, cessation of their status as eligible dependants under the terms of the Company’s group health plan); and

(6)           the Company will pay for full outplacement services for Employee, such payment to be made to an agency selected by Employee, based upon the customary fees charged by nationally rated firms engaged in such services.

C.             If the Company appoints a new Chief Executive Officer (other than Dan W. Matthias or Rebecca C. Matthias) without Employee’s consent, Employee may resign his employment hereunder within 90 days of such appointment.  Similarly, if the individual serving as the Company’s Chief Executive Officer on April 1, 2010 is unacceptable to Employee, in his sole discretion, Employee may resign his employment during the month of April 2010.  In the event of a resignation of employment pursuant to this paragraph 2.C: (i) Employee will be entitled to receive all of the payments and/or benefits described in 2.B, above, except, that with respect to the payment described in paragraph 2.B.1(i), the term “three times” will be replaced by the term “one and one half times,” and with respect to the payments described in paragraphs 2.B.4 and 2.B.5, the term “three years” will be replaced by the term “eighteen months;” and (ii)

with respect to the post-termination non-compete period described in paragraph 9.A, the term “36 months” will be replaced by the term “18 months.”

D.            If Employee is unable, after any reasonable accommodation required by law, to perform his duties and responsibilities hereunder by reason of illness injury or incapacity for more than six (6) consecutive months, Employee’s employment hereunder may then be terminated by Company and, in that case:

(1)           for a period of 30 months following the date of such termination, the Company will make monthly supplemental disability payments to Employee, each equal to 1/12 of Employee’s Base Salary as of the date of his termination;

(2)           Employee will receive, in lieu of continuation coverage under COBRA, continued coverage (for himself and, to the extent covered immediately prior to the date of his termination, his spouse and eligible dependents) under the Company’s group health plan, as in effect from time to time (or, at the election of the Company, under a mutually agreed upon and reasonably comparable insured individual arrangement) until the earlier of (i) the end of the 30 month period following such termination, or (ii) Employee’s (or, as applicable, his spouse’s or eligible dependents’) eligibility for Medicare or coverage under another employer’s group health plan (or, in the case of his eligible dependants, cessation of their status as eligible dependants under the terms of the Company’s group health plan);

(3)           the Company will continue to provide Employee the automobile and automobile insurance described below in paragraph 6(D)(1) for a period of one year following the date of such termination and transfer to Employee, but not pay further premiums on, any key man term life insurance policy then held on his life;

(4)           the Company will pay Employee (i) a pro-rata Annual Bonus for the year of termination, determined and paid in the same manner and at the same time as his Annual Bonus would otherwise have been determined and paid for the applicable year, but for the termination.  Such Annual Bonus will be pro-rated based on the number of full and partial months of the year transpired prior to the date of termination plus (ii) any Annual Bonus earned but not previously paid with respect to a year ended prior to the date of termination; and

(5)           notwithstanding the terms of any present or future award agreements, all outstanding options, restricted stock awards and restricted stock units then held by Employee will become fully vested.

Amounts payable under this paragraph 2(D) will be reduced by (x) any disability or life insurance benefits payable with respect to the same period under any Company funded disability or death benefit plan, policy or arrangement (including, without limitation, any insurance purchased with the allowance described below in paragraphs 6(D)(2) and 6(D)(3)) or under the Social Security Act, and (y) with respect to the 30 month period described above, any amounts earned by Employee during that period for the performance of personal services.  To the extent any insurance benefit described in the preceding sentence is exempt from federal income tax, then for purposes of this reduction, the amount of that insurance benefit will be deemed to be 150% of the amount actually received by Employee.

E.             Termination by Death.  In the event that Employee dies during his employment with the Company hereunder, the Company shall pay to Employee’s executors, legal representatives or administrators an amount equal to the accrued and unpaid portion of his Base Salary through the end of the month in which he dies and any Annual Bonus otherwise payable with respect to a completed fiscal year but not previously paid to Employee prior to the date of his death.  In addition:

(1)           the Company will pay to Employee’s executors, legal representatives or administrators Employee’s pro-rata Annual Bonus for the year of termination, determined and paid in the same manner and at the same time as his Annual Bonus would otherwise have been determined and paid for the applicable year, but for his death.  Such Annual Bonus will be pro-rated based on the number of full and partial months of the year transpired prior to the date of termination; and

(2)           notwithstanding the terms of any present or future award agreements, all outstanding options, restricted stock awards and restricted stock units then held by Employee will become fully vested.

F.             In consideration of and as a condition to receiving all the rights and benefits described in paragraphs 2(B), 2(C), 2(D) or 2(E) above, Employee (or, as applicable, the executors, legal representatives or administrators of his estate) will be required to sign the Company’s employment release agreement, substantially in the form attached hereto as Exhibit A.  Rights and benefits described in the aforesaid paragraphs are in lieu of, and not in addition to, any severance or termination benefits provided under any other plan, policy, or arrangement of the Company.

G.             For purposes of this Agreement:

(1)           “Cause” shall include fraud, theft, misconduct, negligence, or Employee’s unwillingness or refusal to perform his job, but shall not include the inability of Employee to perform his duties and responsibilities hereunder by reason of illness, injury or incapacity.  For avoidance of doubt, termination of Employee’s employment under circumstances entitling him to payments under paragraph 2(D) will not be construed as a termination without Cause.

(2)           “Good Reason” means any of the following, without Employee’s prior consent: (i) a material, adverse change in title (other than the Company’s appointment of a new Chief Financial Officer), authority or duties (including the assignment of duties materially inconsistent with the Employee’s position); (ii) a reduction in base salary or bonus opportunity (described in paragraph 6); or (iii) a relocation of Employee’s principal worksite more than 50 miles.  However, none of the foregoing events or conditions will constitute Good Reason unless the Employee provides the Company with written objection to the event or condition within 90 days following the occurrence thereof, the Company does not reverse or otherwise cure the event or condition within 30 days of receiving that written objection, and the Employee resigns his employment within 30 days following the expiration of that cure period.

H.            In addition, if Employee resigns for any reason (other than a resignation in anticipation of a termination for Cause) during the 18 month period immediately following any Change in Control (as defined below), he will be entitled to the severance benefits described above in paragraph 2(B)(subject to the execution of the release agreement described in paragraph 2.F).

I.              Except as otherwise specifically set forth in this Agreement, all salary, benefits and other amounts payable by the Company to Employee shall cease at the time of any cessation of his employment with the Company, subject to the terms of any benefit or compensation plans then in force and applicable to Employee.

3.             TIMING OF PAYMENTS FOLLOWING TERMINATION.  To the extent compliance with the requirements of Treas. Reg. § 1.409A-3(i)(2) (or any successor provision) is necessary to avoid the application of an additional tax under Section 409A of the Code to payments due to Employee upon or following his separation from service, then notwithstanding any other provision of this Agreement (or any otherwise applicable plan, policy, agreement or arrangement), any such payments that are otherwise due within six months following Employee’s separation from service will be deferred (without interest) and paid to  Employee in a lump sum immediately following that six month period.  This provision shall not be construed as preventing an amount of severance up to 2 times the lesser of (a) Employee’s annualized compensation for the year prior to the year of termination or resignation, as applicable, and (b) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code, being paid to Employee in the first 6 months following his termination or resignation, as applicable.

4.             CHANGE OF CONTROL.

A.            For purposes of this Agreement, a Change of Control shall have occurred if any of the following events shall occur: (1) the sale, transfer, assignment or other disposition (including by merger or consolidation) by stockholders of the Company, in one transaction or a series of related transactions, of more than thirty-five percent (35%) of the voting power represented by the then outstanding stock of the Company to one or more Persons (as defined below), other than any such sales, transfers, assignments or other dispositions by such stockholders to their respective Affiliates (as defined below); (2) the Company sells all or substantially all of its assets to any other Person in any sale or series of related sales (other than a transaction to which only the Company and one or more of its subsidiaries are parties); or (3) any Person becomes a direct or indirect beneficial owner of shares of stock of the Company representing the aggregate of 35% or more of the votes then entitled to be cast at an election of directors of the Company (unless a voting agreement remains in effect in respect of greater then 51% of such shares).

B.             Employee hereby agrees that if his employment with the Company ceases for any reason following a Change of Control, then for a period of 6 months following the date of that cessation of employment (the “Consulting Period”), the Employee will make himself available to the management of the Company for consultation with respect to strategic planning, corporate development and other matters mutually determined by Employee and the Board. The Company will cooperate with Employee to schedule the time and place for the performance of such consulting services so as to permit Employee to fulfill this obligation with minimal interruption of his other personal and professional obligations. It is the mutual intent of the parties that during the Consulting Period, Employee will act strictly in a professional consulting capacity and will not be considered an employee of the Company.  The services to be rendered by Employee during the Consulting Period are additional consideration for the severance commitments described above in paragraph 2(B) and, accordingly, Employee will not be entitled to any additional compensation for the performance of those services.

C.             Parachute Tax Gross-Up.

(1)           Subject to paragraph 4(C)(2), below, if the Total Payments would result in the imposition of a Parachute Excise Tax on Employee, the Company will make an additional payment to Employee in an amount such that, after the payment of all federal and state income, employment and excise taxes on both the Total Payments and the additional payment made pursuant to this paragraph 4(C)(1), Employee will be in the same after-tax position as if no Parachute Excise Tax had been imposed.  In determining whether a Parachute Excise Tax will be imposed upon Employee, the parties agree to take into account the value of the restrictive covenants contained in paragraphs 9(A) and 9(B) and the consulting services contained in paragraph 4(B), all as determined in good faith by the Board, after consultation with the Company’s professional advisors.

(2)           Notwithstanding any other provision of this Agreement, no additional payment will be made to Employee pursuant to paragraph 4(C)(1) and the Total Payments will instead be reduced or limited to the Capped Amount, if:

(i)            Employee resigns his employment during the 6 month period immediately following any Change in Control and there is not otherwise Good Reason for that resignation; or

(ii)            the additional payment described above in paragraph 4(C)(1) would not cause the Total After-Tax Payments to exceed the Capped Amount (after reduction for all applicable taxes) by more than 20%.

(3)           The determination of whether and to what extent reductions or payments under this paragraph 4(C) are required will be made in good faith by the Board, after consultation with the Company’s professional advisors.  In the event of any underpayment or overpayment to Employee (determined after the application of this paragraph 4(C)), the amount of such underpayment or overpayment will be immediately paid by the Company to Employee or refunded by Employee to the Company, as the case may be, with interest at the applicable federal rate specified in Section 7872(f)(2) of the Code.

(4)           For purposes of this Agreement:

(i)             “Affiliate” means, with respect to any stockholder of the Company, (a) any Person directly or indirectly controlling, controlled by or under common control with such stockholder, or (b) any officer, director, or general partner of such stockholder.

(ii)            “Capped Amount” means the largest amount payable to Employee without causing the application of a Parachute Excise Tax.

(iii)           “Code” means the Internal Revenue Code of 1986, as amended, and all rules and regulations promulgated thereunder.

(iv)           “Parachute Excise Tax” means the federal excise tax levied on certain “excess parachute payments” under Section 4999 of the Code or any successor provision.

(v)            “Person” means an individual, partnership, corporation, joint venture, association, trust, unincorporated association, other entity, association or group of associated persons acting in concert (except that such term shall not include employees of the Company, Dan W. Matthias and/or Rebecca C. Matthias).

(vi)           “Total After-Tax Payments” means the total value of all “parachute payments” (as that term is defined in Section 280G(b)(2) of the Code) made to or for the benefit of Employee (whether made under this Agreement or otherwise), after reduction for all applicable taxes (including, without limitation, the Parachute Excise Tax).

(vii)          “Total Payments” means the total of all “parachute payments” (as that term is defined in Section 280G(b)(2) of the Code, but determined without regard to Section 280G(b)(2)(A)(ii)) made to or for the benefit of Employee, whether made under this Agreement or otherwise.

5.             EXTENT OF SERVICES.  During his employment by the Company, Employee will not, directly or indirectly, engage in any other business activities or pursuits whatsoever, except: (i) activities in connection with any charitable or civic activities, (ii) personal investments, (iii) service as an executor, trustee or in other similar fiduciary capacity, or (iv) other activities specifically authorized by the Compensation Committee of the Board; provided, however, that any of the foregoing exceptions do not: (x) interfere with Employee’s performance of responsibilities and obligations pursuant to this Agreement, or (y) create a conflict of interest with Employee’s responsibilities to the Company.  For avoidance of doubt, incidental use of Company facilities (such as telephone or email systems) in furtherance of activities authorized under this paragraph will not constitute an interference with Employee’s obligations to the Company.

6.             COMPENSATION AND BENEFITS.

A.            The Company shall pay to the Employee and the Employee agrees to accept from the Company, in full payment for the Employee’s services hereunder, the annual base salary of $525,000 or as otherwise agreed to by the parties (the “Base Salary”).

B.             For each fiscal year ending during Employee’s employment hereunder, Employee will be eligible to earn an annual bonus (the “Annual Bonus”).

(1)           Employee’s target Annual Bonus for the fiscal year ending September 30, 2007 will be 50% of his Base Salary for that year.

(2)           Employee’s target Annual Bonus for any fiscal year beginning after September 30, 2007 will be 75% of his Base Salary for that year.

(3)           The actual amount of any Annual Bonus payable under this Paragraph 6.B will be paid in accordance with the Mothers Work, Inc. Management Incentive Plan, based on the Company’s achievement in the applicable fiscal year of corporate and/or individual performance goals approved by the Board or its Compensation Committee.

C.             The Employee shall also receive such benefits as are customarily provided by the Company to employees as described in the Company’s Team Member Handbook and in the Company’s benefit summary plan descriptions and plan documents, which are subject to change from time to time, within the sole discretion of the Company and in accordance with applicable law.  Nonetheless, Employee will be entitled to four (4) weeks paid vacation during each year of employment.  Vacation days that remain unused at the end of any year will accrue or expire to the extent provided by Company policy, as in effect from time to time.  If the Employee gives notice of termination that is, from the last day of employment, less than the period provided for in the Company’s Team Member Handbook, the Employee shall forfeit any accrued but unpaid vacation otherwise payable to him upon such termination.

D.            In addition to the benefits customarily provided to other employees of the Company, the Company will:

(1)           provide Employee with the use of an automobile comparable to that presently made available to him, together with insurance coverage for the use of that automobile commensurate with that presently provided;

(2)           reimburse Employee for (or pay on Employee’s behalf) the reasonable costs of purchasing supplemental long term disability insurance providing a disability benefit of $14,000 per month; and

(3)           reimburse Employee for (or pay on Employee’s behalf) the reasonable costs of purchasing a supplemental term life insurance policy providing a one million dollar ($1,000,000) death benefit.

7.             CONFIDENTIAL INFORMATION.  Confidential Information means information which the Company regards as confidential or proprietary and which the Employee learns or develops during or related to their employment, including, but not limited to, information relating to:

a.                                       the Company’s products, suppliers, pricing, costs, sourcing, design, fabric and distribution processes;

b.             the Company’s marketing plans and projections;

c.                                       lists of names and addresses of the Company’s employees, agents, factories and suppliers;

d.             the methods of importing and exporting used by the Company;

e.             manuals and procedures created and/or used by the Company;

f.                                         trade secrets or other information that is used in the Company’s business, and which give the Company an opportunity to obtain an advantage over competitors who do not know such trade secrets or how to use the same; and

g.                                      software in various stages of development (source code, object code, documentation, flow charts), specifications, models, data and customer information.

Employee assigns to Company any rights Employee may have in any Confidential Information. Employee shall not disclose any Confidential Information to any third-party or use any Confidential Information for any purposes other than as authorized by the Company.

8.             SURRENDER OF MATERIALS.    The Employee hereby agrees to deliver to the Company promptly upon request or on the date of termination of the Employee’s employment, all documents, copies thereof and other materials in the Employee’s possession pertaining to the business of the Company and its customers, including, but not limited to, Confidential Information (and each and every copy, disk, abstract, summary or reproduction of the same made by or for the Employee or acquired by the Employee), and thereafter to promptly return documents and copies thereof and other material in the Employee’s possession. The Employee will be responsible for the value of all Company or customer property that is not timely returned. Employee authorizes the Company to deduct the fair market value of such property from any monies owed to Employee.

9.             DISCLOSURE OF INFORMATION AND SOLICITATION OF EMPLOYEES; NON-COMPETE; CONFIDENTIAL INFORMATION OF THIRD PARTIES.    The Employee acknowledges that the Company has developed and maintains at great expense, a valuable supplier network, supplier contacts, many of which are of longstanding, product designs, and other information of the type described in paragraph 7 of this

Agreement, and that in order to pursue Employee’s employment gainfully under the Agreement, Employee will be given Confidential Information concerning such suppliers and products, including information concerning such suppliers’ purchasing personnel, policies, requirements, and preferences, and such product’s design, manufacture and marketing.

A.            Accordingly, the Employee agrees that during the period of Employee’s employment and for thirty-six (36) months (except as otherwise provided in paragraph 2.C, above) after termination of employment with the Company by Employee or by Company, for any reason, with or without Cause, the Employee will not directly or indirectly:

(1)            on Employee’s behalf or on behalf of any other person or entity, perform any act with respect to the design, manufacture, sale, attempted sale or promotion of the sale of any Conflicting Product.

(2)            own, manage, operate, finance, join, control, or participate in the ownership, management, operation, financing or control of, or be connected as an officer, director, employee, partner, principal, agent, representative, consultant or otherwise with, or use or permit Employee’s name to be used in connection with: (a) any entity offering for sale or contemplating offering for sale any Conflicting Product, or (b) any entity contacted by, or the responsibility of, the Employee or any person under the Employee’s supervision or direction, including applicable agents and suppliers (or, with respect to the application of this provision following Employee’s termination of employment, any entity which during the twenty-four (24) month period prior to such termination was contacted by, or the responsibility of, the Employee or any person under the Employee’s supervision or direction, including applicable agents and suppliers), or (c) a Competing Business, or (d) any entity which would require by necessity use of Confidential Information.

Notwithstanding the provisions of subparagraphs (1) and (2), Employee will not be deemed to violate this paragraph 9.A on any given date by virtue of his involvement with a Competing Business, if sales of Conflicting Products by that business in the 12 month period preceding that date do not exceed the lesser of (a) 5% of the gross revenues of that business for that trailing 12 month period, or (y) $30 million.

The term “Conflicting Product” shall mean any product, process or service which is the same as, similar to, or is in any manner competitive with any Company product (which includes third-party products that are distributed by Company), process, or service. Conflicting Products include, but are not limited to, maternity and nursing apparel and related accessories.

The term “Competing Business” shall mean any business or enterprise engaged in the design, manufacture, distribution or sale of any maternity or nursing apparel or related accessories, or any other business engaged in by the Company (or, with respect to the application of this provision following any termination of Employee’s employment, any other business engaged in by the Company at the time of Employee’s termination of employment) within: (x) a state or commonwealth of the United States or the District of Columbia, or (y) any foreign country in which the Company has engaged in business, or has undertaken preparations to engage in business within the preceding year (or, with respect to the application of this provision following any termination of Employee’s employment, within the year preceding Employee’s termination of employment).

B.             During the period of Employee’s employment by the Company and for thirty-six (36) months thereafter (the “Restricted Period”), the Employee will not induce, attempt to induce or in any way assist any other person in inducing or attempting to induce any employee or agent of the Company to terminate their relationship with the Company. Further, during such period Employee will not directly or indirectly, on Employee’s own behalf or on behalf of any other person or entity, employ or solicit for employment any current or former Company employee or agent.

C.             If there is a breach or threatened breach of any of the foregoing provisions of this section, or any other obligation contained in this Agreement, the Company shall be entitled to an injunction restraining the Employee from any such breach without the necessity of proving actual damages, and the Employee waives the requirement of posting a bond. Nothing herein, however, shall be construed as prohibiting the Company from pursuing other remedies for such breach or threatened breach.

D.            Employee agrees not to disclose to Company or use for its benefit any confidential information that Employee may possess from any prior employers or other sources.

E.             Employee agrees to disclose the existence and terms of this paragraph 9 to any enterprise for which Employee performs services during the Restricted Period.

10.           OTHER CONDITIONS OF EMPLOYMENT.  The Employee shall be subject to other terms and conditions of employment as set forth in the prevailing Company: a) Team Member Handbook, b) commission, bonus or stock option programs and c) any other Company policies or benefits, all of which shall be subject to interpretation and change from time to time at the sole discretion of the Company.

11.           GOVERNING LAW AND RELATED MATTERS.    This Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania. Employee agrees that in the event of any violation of this Agreement, or any other matter arising out of or relating to this Agreement, an action may be removed to or commenced by Employer in any federal or state court of competent jurisdiction in the Commonwealth of Pennsylvania. Employee hereby waives, to the fullest extent permitted by law, any objection that Employee may now or hereafter have to such jurisdiction or to the laying of the venue of any such suit, action or proceeding brought in such a court and any claim that such suit, action or proceeding has been brought in an inconvenient forum. Employee agrees that effective service of process may be made upon Employee by mail to any address Employee has provided to Company. In the event either party files suit against the other for any reason, or in the event either party is otherwise involved in litigation concerning this Agreement or the employment relationship between the parties, and a court of competent jurisdiction finds in favor of a party on any such matter, the losing party shall reimburse the prevailing party its reasonable costs and attorney’s fees incurred in connection with such suit.

The various parts of this Agreement are intended to be severable. Should any part be rendered or declared invalid be reason of any legislation or by a decree of a court of competent jurisdiction, such part shall be deemed modified to the extent required by such legislation or decree and the invalidation or modification of such part shall not invalidate or modify the remaining parts hereof. Without limiting the generality of the foregoing, if the scope of any covenant contained in this Agreement is too broad to permit enforcement to its full extent, such covenant shall be enforced to the maximum extent permitted by law. The Employee agrees that such scope may be judicially modified accordingly.

12.           SUCCESSORS AND ASSIGNMENT.   The Company may assign its interest in connection with this Agreement to any successor to all or substantially all of its assets and business by means of liquidation, dissolution, merger, consolidation, transfer of assets, or otherwise, provided that such successor assumes in writing all of the obligations of the Company under this Agreement, and further subject, however, to Employee’s right to terminate his employment as provided in paragraph 2(H) hereof.

13.           ENTIRE AGREEMENT.    This Agreement represents the full and complete understanding between the Company and the Employee with respect to the subject matter hereof and supersedes all prior representations and understandings, whether oral or written and, except as provided for herein, shall not be modified except upon written amendment executed by Employee and an officer of Company holding the position of Vice President or above.

14.           ACKNOWLEDGMENT.    Employee acknowledges that Employee was provided with an unsigned copy of this Agreement in advance of continuing employment and was accorded ample opportunity to read, ask questions, seek clarification, and seek whatever counsel relative to the Agreement Employee desired. Employee further acknowledges receipt of a signed copy of this Agreement and that Employee has read and understands all of its terms and conditions.

IN WITNESS WHEREOF, the parties have executed this instrument the day and year above and below written.

MOTHERS WORK, INC.		EDWARD M. KRELL

By:	/s/ Dan W. Matthias	/s/ Edward M. Krell
Title:	Chief Executive Officer

Date: May 15, 2007		Date: May 15, 2007

Executed At: Philadelphia, PA

Exhibit A

SEPARATION AND RELEASE AGREEMENT

THIS SEPARATION AND RELEASE AGREEMENT (this “Release”) is made by and between EDWARD M. KRELL (“Employee”) and MOTHERS WORK, INC. (the “Company”).

WHEREAS, Employee’s employment by the Company has terminated; and

WHEREAS, pursuant to paragraph 2([_]) of the Second Amended and Restated Employment Agreement by and between the Company and Employee dated May 15, 2007 (the “Agreement”), the Company has agreed to pay Employee certain amounts and to provide him with certain rights and benefits, subject to the execution of this Release.

NOW THEREFORE, in consideration of these premises and the mutual promises contained herein, and intending to be legally bound hereby, the parties agree as follows:

1.             Resignation and Consideration.

1.1.          Effective immediately, Employee hereby resigns as an officer of the Company and each of its subsidiaries and affiliates.

1.2.          Employee acknowledges that: (i) the payments, rights and benefits set forth in paragraph 2([_]) of the Agreement constitute full settlement of all his rights under the Agreement, (ii) he has no entitlement under any other severance or similar arrangement maintained by the Company, and (iii) except as otherwise provided specifically in this Release, the Company does not and will not have any other liability or obligation to Employee.  Employee further acknowledges that, in the absence of his execution of this Release, the benefits and payments specified in paragraph 2([_]) of the Agreement would not otherwise be due to him.

2.             Employee’s Release.

2.1.          Employee hereby fully and forever releases and discharges the Company, its parent and subsidiary corporations and each of their predecessors, successors, assigns, stockholders, affiliates, officers, directors, trustees, employees, agents and attorneys, past and present (the Company and each such person or entity is referred to as a “Released Person”) from any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, damages, judgments, orders and liabilities, of whatever kind or nature, direct or indirect, in law, equity or otherwise, whether known or unknown, arising through the date of this Release out of Employee’s employment by the Company or the termination thereof, including, but not limited to, any claims for relief or causes of action under the Age Discrimination in Employment Act, 29 U.S.C. § 621 et seq., or any other federal, state or local statute, ordinance or regulation regarding discrimination in employment and any claims, demands or actions based upon alleged wrongful or retaliatory discharge or breach of contract under any state or federal law.

2.2.          Employee expressly represents that he has not filed a lawsuit or initiated any other administrative proceeding against a Released Person and that he has not assigned any claim against a Released Person.  Employee further promises not to initiate a lawsuit or to bring any other claim against the other arising out of or in any way related to Employee’s employment by the Company or the termination of that employment.  This Release will not prevent Employee from filing a charge with the Equal Employment Opportunity Commission (or similar state agency) or participating in any investigation conducted by the Equal Employment Opportunity Commission (or similar state agency); provided, however, that any claims by Employee for personal relief in connection with such a charge or investigation (such as reinstatement or monetary damages) would be barred.

2.3.          The foregoing will not be deemed to release the Company from (a) claims solely to enforce paragraph 2([  ]) of the Agreement, (b) claims for benefits (not including severance benefits) under the Company’s employee welfare benefit plans and employee pension benefit plans, subject to the terms and conditions of those plans, or (c) claims for indemnification under the Company’s By-Laws.

3.             Company Release.

3.1.          The Company hereby fully and forever releases and discharges the Employee and his executors, administrators and heirs from any and all claims, demands, liens, agreements, contracts, covenants, actions, suits, causes of action, obligations, controversies, debts, costs, expenses, damages, judgments, orders and liabilities, of whatever kind or nature, direct or indirect, in law, equity or otherwise, whether known or unknown, arising through the date of this Release out of Employee’s service to the Company or the termination thereof.

3.2.          The Company expressly represents that it has not filed a lawsuit or initiated any other administrative proceeding against Employee and that it has not assigned any claim against Employee.  The Company further promises not to initiate a lawsuit or to bring any other claim against Employee arising out of or in any way related to Employee’s service to the Company or the termination thereof.

3.3.          The foregoing will not be deemed to release Employee from claims (a) to enforce paragraph 9 of the Agreement, (b) claims arising from acts or omissions by Employee that would constitute a crime, or (c) claims that are not known to any member of the Company’s Board of Directors (provided that a claim will be deemed known if the basis for each material element of the claim could have been ascertained by the Board of Directors prior to the date hereof upon reasonable inquiry).

4.             Restrictive Covenants.  Employee acknowledges that restrictive covenants contained in paragraph 9 of the Agreement will survive the termination of his employment.  Employee affirms that those restrictive covenants are reasonable and necessary to protect the legitimate interests of the Company, that he received adequate consideration in exchange for agreeing to those restrictions and that he will abide by those restrictions.

5.             Non-Disparagement.  Employee will not disparage any Released Person or otherwise take any action which could reasonably be expected to adversely affect the personal or professional reputation of any Released Person.  Similarly, the Company (meaning, solely for this purpose, the executive officers and directors of the Company and other persons authorized to make official communications on behalf of the Company) will not disparage Employee or otherwise take any action which could reasonably be expected to adversely affect the personal or professional reputation of Employee.  Notwithstanding the foregoing, in no event will any legally required disclosure or action be deemed to violate this paragraph, regardless of the content of such disclosure or the nature of such action.

6.             Cooperation.  Employee further agrees that, subject to reimbursement of his reasonable expenses, he will cooperate fully with the Company and its counsel with respect to any matter (including litigation, investigations, or governmental proceedings) in which Employee was in any way involved during his employment with the Company.  Employee will render such cooperation in a timely manner on reasonable notice from the Company, provided that the Company will attempt to limit the need for Employee’s cooperation under this paragraph so as not to unduly interfere with his other personal and professional commitments.

7.             Notice. Any notice or communication required or permitted under this Agreement shall be made in writing and sent by certified or registered mail, return receipt requested, addressed as follows:

If to Employee:

Edward M. Krell
16 Manor House Court

Cherry Hill, NJ  08003

If to Company:

Mothers Work, Inc.
456 North Fifth Street
Philadelphia, PA 19123
Attn: General Counsel

or to such other address as either party may from time to time duly specify by notice given to the other party in the manner specified above.

8.             Rescission Right.  Employee expressly acknowledges and recites that (a) he has read and understands the terms of this Release in its entirety, (b) he has entered into this Release knowingly and voluntarily, without any duress or coercion; (c) he has been advised orally and is hereby advised in writing to consult with an attorney with respect to this Release before signing it; (d) he was provided 21 calendar days after receipt of the Release to consider its terms before signing it; and (e) he is provided 7 calendar days from the date of signing to terminate and revoke this Release, in which case this Release shall be unenforceable, null and void.  Employee may revoke this Release during those 7 days by providing written notice of revocation to the Company at the address specified in Section 7 herein.

9.             Challenge.  If Employee violates or challenges the enforceability of this Release, no further payments, rights or benefits under paragraph 2([_]) of the Agreement will be due to Employee.

10.           Miscellaneous.

10.1.        No Admission of Liability.  This Release is not to be construed as an admission of any violation of any federal, state or local statute, ordinance or regulation or of any duty owed by the Company to Employee.  There have been no such violations, and the Company specifically denies any such violations.

10.2.        Severability.  Whenever possible, each provision of this Release will be interpreted in such manner as to be effective and valid under applicable law.  However, if any provision of this Release is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision, and this Release will be reformed, construed and enforced as though the invalid, illegal or unenforceable provision had never been herein contained.

10.3.        Entire Agreement; Amendments.  Except as otherwise provided herein, this Release contains the entire agreement and understanding of the parties hereto relating to the subject matter hereof, and merges and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to the subject matter hereof.  This Release may not be changed or modified, except by an agreement in writing signed by each of the parties hereto.

10.4.        Governing Law.  This Release shall be governed by, and enforced in accordance with, the laws of the State of Delaware, without regard to the application of the principles of conflicts of laws.

10.5.        Counterparts and Facsimiles.  This Release may be executed, including execution by facsimile signature, in multiple counterparts, each of which shall be deemed an original, and all of which together shall be deemed to be one and the same instrument.

[Signature page follows.]

IN WITNESS WHEREOF, the Company has caused this Release to be executed by its duly authorized officer, and Employee has executed this Release, in each case on the date indicated below, respectively.

MOTHERS WORK, INC.

By:

Name & Title:

Date:

EDWARD M. KRELL

Date: